UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1) *

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Haleon plc

(Name of Issuer)

Ordinary Shares, nominal value £1.25 per share

(Title of Class of Securities)

405552100*

(CUSIP Number)

Victoria A. Whyte

GSK plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*Represents the CUSIP of the Issuer’s American Depositary Shares (“ADSs”), each representing two ordinary shares, nominal value £1.25 per share.

CUSIP No. 405552100	13D	Page 2 of 9

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GSK plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 262,727,073
	8.	SHARED VOTING POWER 955,320,110 (1)
	9.	SOLE DISPOSITIVE POWER 262,727,073
	10.	SHARED DISPOSITIVE POWER 1,008,132,722 (1) (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,132,722 (1) (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9% (3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

Footnotes:

(1) Includes (i) 262,727,073 ordinary shares, nominal value £1.25 per share (“Ordinary Shares”) of Haleon plc (the “Issuer” or “Haleon”), which are held by Glaxo Group Limited (“GGL”), an indirect wholly owned subsidiary of GSK plc (“GSK”), (ii) 437,718,800 Ordinary Shares held by GSK (No. 1) Scottish Limited Partnership (“SLP 1”), a Scottish limited partnership controlled by GSK, (iii) 164,375,414 Ordinary Shares held by GSK (No. 2) Scottish Limited Partnership (“SLP 2”), a Scottish limited partnership controlled by GSK, and (iv) 90,498,823 Ordinary Shares held by GSK (No. 3) Scottish Limited Partnership (“SLP 3”), a Scottish limited partnership controlled by GSK (SLP 1, SLP 2 and SLP 3 together, the “SLPs”).

(2) Includes 52,812,612 Ordinary Shares held by GSK’s consolidated Employee Share Ownership Plan (“ESOP”) trusts.

(3) Based on 9,234,573,831 Ordinary Shares outstanding as of March 1, 2023, as reported in the Issuer’s Supplemental Prospectus furnished with the Securities and Exchange Commission (the “SEC”) on March 24, 2023 (the “Prospectus”).

CUSIP No. 405552100	13D	Page 3 of 9

Item 1. Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “Statement”) amends and supplements the statement on Schedule 13D originally filed on July 27, 2022 (the “Schedule 13D”) with respect to the Ordinary Shares of Haleon, a public limited company incorporated under the laws of England and Wales. The Issuer’s principal executive offices are located at Building 5, First Floor, The Heights, Weybridge KT13 0NY, England. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and background

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety and replacing it with Schedule 1 attached.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by (i) removing the heading and the seventh paragraph under the heading “Lock-up Agreement” and (ii) adding the following paragraphs immediately after the tenth paragraph (under the heading “Registration Rights Agreement”) and before the eleventh paragraph thereof:

Sale of Haleon Shares

On May 11, 2023, GGL, as the seller, entered into a secondary block trader agreement (the “Secondary Block Trade Agreement”) with Merrill Lynch International (the “MLI”) as the placement manager, pursuant to which MLI agreed to use its reasonable endeavors to procure purchasers for up to 240,000,000 Ordinary Shares at a price to be determined pursuant to an accelerated book building process. Pursuant to the terms of sale dated May 11, 2023, the number of Ordinary Shares sold was determined to be 240,000,000 at a price of 335 pence per Ordinary Share. The transaction closed on May 16, 2023 (the “Closing Date”).

In connection with the Secondary Block Trade Agreement, on May 11, 2023, GGL entered into a lock-up deed (the “Lock-Up Deed”), with Pfizer and the SLPs, and MLI. Pursuant to the Lock-Up Deed, GGL has agreed not, directly or indirectly, to offer, sell, lend, pledge or engage in any other disposal of Ordinary Shares for 60 days after the Closing Date. The Lock-Up Deed provides that the lock-up may be released during such period (which shall apply pro rata to Pfizer, on the one hand, and the GSK group (including the SLPs), on the other hand, in accordance with their relative ownership of Issuer shares as of the date of the release) upon MLI’s written agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by replacing it with the following:

a.	GSK beneficially owns 1,008,132,722 Ordinary Shares, which represents 10.9% of 9,234,573,831 Ordinary Shares outstanding as of March 1, 2023, as reported in the Issuer’s Prospectus furnished with the SEC on March 24, 2023.
b.	GSK has (i) the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of 262,727,073 Ordinary Shares held by GGL, (ii) the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition of 692,593,037 Ordinary Shares held by the SLPs and (iii) the shared power to dispose or to direct the disposition of 52,812,612 Ordinary Shares held by the ESOP trusts.
c.	Except as described herein, no transaction in shares of Ordinary Shares were effected during the past 60 days by GSK.
d.	No person, other than (i) GSK, (ii) the SLPs, (iii) the GSK Pension Scheme, the GSK Pension Fund and the SmithKline Beecham Pension Plan (which each hold a limited partnership interest in a separate SLP) (together, the “GSK UK Pension Schemes”) and (iv) the ESOP trusts, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Ordinary Shares beneficially owned by GSK.

CUSIP No. 405552100	13D	Page 4 of 9

In addition, by virtue of the Orderly Marketing Agreement and the Lock-Up Agreement, GSK, the SLPs and Pfizer may be deemed to have formed a “group” for purposes of Section 13(d)(3) of the Act. Based on information contained in the Pfizer Schedule 13D filing (as defined below), the “group” may collectively be deemed to beneficially own an aggregate of 3,910,383,736 Ordinary Shares (including interests in Ordinary Shares held indirectly through holdings of ADSs), which represents approximately 42.3% of the Issuer’s outstanding Ordinary Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that GSK, the SLPs and Pfizer are members of any such group. Pursuant to Rule 13d-4 under the Act, GSK expressly disclaims beneficial ownership of any securities of the Issuer held by Pfizer, and nothing herein shall be deemed an admission by GSK as to the beneficial ownership of any such securities. Pfizer has filed a separate statement of beneficial ownership on Schedule 13D pursuant to Rule 13d-1(k)(2) under the Act containing the required information for itself (the “Pfizer Filing”). GSK assumes no responsibility for the information contained in any filings by any other person, including the Pfizer Filing. Except as disclosed herein, this Schedule 13D does not reflect any Ordinary Shares or ADSs beneficially owned by Pfizer.

e.	Not applicable.

Item 7. Material to Be Filed as Exhibits.

Descriptions of documents set forth on this Schedule are qualified in their entirety by reference to the exhibits listed in this Item 7.

Exhibit	Name
9	Secondary Block Trade Agreement dated May 11, 2023 between Glaxo Group Limited and Merrill Lynch International.
10	Terms of Sale dated May 11, 2023 between Glaxo Group Limited and Merrill Lynch International.
11	Lock-Up Deed dated May 11, 2023 among Glaxo Group Limited, Pfizer Inc., GSK (No.1) Scottish Limited Partnership, GSK (No.2) Scottish Limited Partnership, GSK (No.3) Scottish Limited Partnership and Merrill Lynch International.

CUSIP No. 405552100	13D	Page 5 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2023

GSK PLC

By: /s/ Victoria A. Whyte
Name: Victoria A. Whyte
Title: Authorized Signatory

CUSIP No. 405552100	13D	Page 6 of 9

Schedule 1

Name	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors
Sir Jonathan Symonds	980 Great West Road Brentford Middlesex TW8 9GS, England	Chairman and Company Director	British
Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Executive Director and Chief Executive Officer	British
Julie Brown	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director and Chief Financial Officer	British
Elizabeth McKee Anderson	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Charles Bancroft	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Hal Barron	2000 Bridge Parkway Redwood City, CA 94065 United States	Company Director	US
Dr. Anne Beal	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Harry (Hal) Dietz	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

CUSIP No. 405552100	13D	Page 7 of 9

Name	Business Address	Principal Occupation or Employment	Citizenship

Urs Rohner	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	Swiss
Dr. Vishal Sikka	980 Great West Road Brentford Middlesex TW8 9GS, England	Company Director	US

CUSIP No. 405552100	13D	Page 8 of 9

GSK Leadership Team
Name	Business Address	Principal Occupation or Employment	Citizenship

Emma Walmsley	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Executive Officer	British
Julie Brown	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Financial Officer	British
Diana Conrad	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief People Officer	Canadian
James Ford	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP and Group General Counsel, Legal and Compliance	British & US
Sally Jackson	980 Great West Road Brentford Middlesex TW8 9GS, England	SVP, Global Communications and CEO Office	British
Luke Miels	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Commercial Officer	Australian
Shobana Ramakrishnan	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Digital & Technology Officer	US
David Redfern	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Corporate Development	British
Regis Simard	980 Great West Road Brentord Middlesex TW8 9GS, England	President, Global Supply Chain	French & British
Philip Thomson	980 Great West Road Brentford Middlesex TW8 9GS, England	President, Global Affairs	British
Deborah Waterhouse	980 Great West Road Brentford Middlesex TW8 9GS, England	CEO of ViiV Healthcare	British
Tony Wood	980 Great West Road Brentford Middlesex TW8 9GS, England	Chief Scientific Officer	British